August 27, 2025

David Andrada
Co-Chief Executive Officer
Aura Fat Projects Acquisition Corp
1 Phillip Street, #09-00
Royal One Phillip, Singapore, 048692

       Re: Aura Fat Projects Acquisition Corp
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed August 22, 2025
           File No. 001-41350
Dear David Andrada:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A
Risk Factors
The Company did not wind up or redeemed its public shares. . ., page 20

1. We note your revised disclosure in response to prior comment 1 and reissue it in part.
       Please revise here to clearly acknowledge that your initial public offering registration statement also included disclosure on winding up and redeeming your public shares in the event that you were unable to complete an initial business combination by the termination date. In this regard, we note your prior disclosure that if you are "unable to complete the Initial Business Combination within [the original termination date],
       [you will] . . . (i) cease all operations except for the purpose of winding up [and] (ii)
       as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the company . . ., divided by the number of then outstanding public shares" (emphasis added). Additionally, please discuss the risks to the company of now seeking this extension beyond July 18, 2025
 August 27, 2025
Page 2

       and not complying with your prior disclosure on winding up and redeeming public shares.
General

2. Please revise the preliminary proxy statement to specifically highlight that you did not file this proxy statement to seek to extend the termination date until after the July 18,
       2025 termination date had already passed, and explain why you did not seek to extend such deadline for completing an initial business combination before the termination date passed.
3. We note your revised disclosure in response to prior comment 3 and reissue it. Please revise the preliminary proxy statement to clearly discuss the applicable provisions of the trust agreement. For example, although you discuss that "[y]our Trust Agreement has similar provisions [to the existing charter] in connection with the Termination
       Date and the winding up procedures, including the redemption of all public shares,"
       you do not specifically discuss Section 1(i) of the trust agreement. Additionally, please revise to clearly disclose any discussions you have had with the
       trustee regarding its obligations under the Investment Management Trust Agreement, including to commence liquidation of the trust account.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Andrew M. Tucker